

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 14, 2009

Mr. Ronald D. Ormand
Chief Financial Officer
Magnum Hunter Resources Corp
777 Post Oak Boulevard, Suite 910
Houston, Texas 77056

> **Re:** **Magnum Hunter Resources Corp (formerly Petro Resources Corporation)**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**

Dear Mr. Ormand:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brad Skinner,
Senior Assistant Chief
Accountant